Exhibit 99.1

In the second quarter 2011

6.2% INCREASE IN VIÑA CONCHA Y TORO SALES

Santiago, Chile, July 8th, 2011 - Viña Concha y Toro S.A. (“The Company” or “Concha y Toro”) (NYSE: VCO, Chile: Conchatoro), informed today its preliminary sales for the second quarter 2011. Consolidated sales totaled Ch$102,501 million, showing a 6.2% increase as compared to the same quarter last year.

For the quarter, sales in export markets in Chilean Pesos, decreased 12.0%; Sales of wine in the domestic markets grew 11.9%; Domestic market – Other products increased 16.0% and the Argentine subsidiary decreased 14.6%.

There is no comparison for the sales of U.S.A. (Fetzer) against last year.

		2Q2011	2Q2010	Change (%)	1H2011	1H2010	Change (%)
Total Sales (Million Chilean Pesos) (*)		102,501	96,503	6.2%	179,979	162,489	10.8%
Export Markets		62,363	70,828	–12.0%	118,564	117,203	1.2%
Domestic Market - Wine		15,534	13,886	11.9%	27,831	25,342	9.8%
Domestic Market - Other Products		6,227	5,370	16.0%	10,572	8,486	24.6%
Argentina Exports		3,902	4,557	–14.4%	7,004	7,816	–10.4%
Argentina Domestic		1,578	1,862	–15.2%	3,111	3,641	–14.6%
U.S.A. (Fetzer)		12,897	0	–	12,897	0	–
Total Volume (thousand liters)		65,464	68,047	–3.8%	121,978	118,343	3.1%
Export Markets (1)		39,709	46,103	–13.9%	78,259	76,044	2.9%
Domestic Market - Wine		16,862	16,626	1.4%	31,071	32,356	-4.0%
Argentina Exports (2)		2,883	3,582	–19.5%	5,268	6,452	–18.4%
Argentina Domestic		1,327	1,737	–23.6%	2,698	3,492	–22.7%
U.S.A. (Fetzer) (2)		4,682	0	–	4,682	0	–
Average Price (per liter)	Currency
Export Markets	US$	3.35	2.89	15.7%	3.19	2.93	8.9%
Domestic Market - Wine	Ch$	921.2	835.2	10.3%	895.7	783.2	14.4%
Argentina Exports	US$	2.88	2.40	20.2%	2.80	2.30	21.7%
Argentina Domestic	US$	2.53	2.02	25.3%	2.43	1.99	22.1%
U.S.A. (Fetzer)	US$	5.87	0	–	5.87	0	–

(*) Other Sales, including bulk wine sales to third parties, are not included in this preliminary sales report.
(1) Export Volumes include exports to third parties and sales volum of the company's distribution subsidiaries (UK, Nordics, Brazil, Singapore).
(2) This figure excludes shipments to the company's distribution subsidiaries.